New MRI liver contrast agent Primovist(R) approved in EU

Berlin, September 30, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the European mutual recognition procedure for the approval of its innovative liver imaging product Primovist(R) (gadoxetic acid disodium) has successfully been completed in 25 European countries. Primovist(R) is designed for the detection and characterization of liver lesions by magnetic resonance imaging (MRI) including primary liver tumors, metastases as well as other malignant or benign lesions.

"We are excited about the introduction of Primovist(R) to the European markets as it represents a new powerful tool for the radiologists", said Michael Rook, Head of Diagnostic Imaging at Schering AG. "Primovist(R) allows to simultaneously detect, locate and distinguish various types of liver lesions. In addition, with only one single injection, Primovist offers a cost effective and patient friendly method for diagnosing liver disease. By adding Primovist(R) to our imaging portfolio, we further emphasize our position as a true innovator and as the world's leading company in the field of MRI contrast media."

The Swedish registration for Primovist(R) was granted in March of this year and the product was successfully launched in Sweden in September. Based on the Swedish approval European marketing authorization was granted after completion of a mutual recognition procedure with Sweden as Reference
Member State in 25 European countries exept France and Denmark. Following its approval, Primovist(R) will be rolled-out in the major European markets, starting in Germany in the first quarter of 2005.

Additional information

In its clinical development Primovist(R)has proven distinct diagnostic efficacy and an excellent safety profile. Primovist(R)has been submitted for approval also in Japan, where liver examinations are particularly frequent.

Primovist(R)is chemically related to Schering's Magnevist(R)(Gd-DTPA) which is the world's leading MRI contrast agent. Like Magnevist(R)it brightens the signal of T1-weighted MR images.

Owing to its structural properties, Primovist(R) is specifically taken up by liver cells (hepatocytes), thus enhancing healthy liver tissue (parenchymal enhancement). Lesions with no or minimal hepatocyte function (cysts, metastases, the majority of hepatocellular carcinomas) will remain unenhanced and will therefore be more readily detected and localized. Primovist(R) furthermore provides useful diagnostic information at the time immediately after contrast administration (dynamic imaging) and thus also supports lesion characterization (i.e. distinction of different types of liver lesions).

Primovist(R) is supplementary to the previously introduced Resovist(R). Whereas Resovist(R) is first of all used for detection of small liver lesions, e.g.
for pre-surgical examinations, the additional strength of Primovist(R) lies particularly in the combination of parenchymal and dynamic imaging, the latter providing useful information for the characterization of liver lesions.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contact:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng